[Cascal Letterhead]
March 17th, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Attn:	Mr. H. Christopher Owings
Assistant Director

Re:	Cascal N.V.
Form 20-F for the Fiscal Year Ended March 31, 2009
Filed July 1, 2009
File No. 001-33921
Dear Mr. Owings:
     This letter is in response to the letter dated March 15, 2010 that Cascal N.V. (the “Company”) received from the staff (the “Staff”) of the Securities and Exchange Commission. Pursuant to a conversation between Ms. Catherine Brown, Staff Attorney, and Mr. Alan Waxman of Squire, Sanders & Dempsey L.L.P., counsel to the Company, the Company respectfully requests additional time to respond to the Staff’s letter. The Company requests an extension to April 14, 2010 to respond to the Staff’s letter.
     Should you have any questions, please contact Alan Waxman, Squire, Sanders & Dempsey L.L.P., at (212) 872-9831, or by email at awaxman@ssd.com. In addition, please send all future correspondence regarding this matter to Mr. Waxman’s attention at (212) 872-9815.

Sincerely,

/s/ Jonathan Lamb

Jonathan Lamb
General Counsel and Company Secretary